May 25, 2021

Katherine Bagley
Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	StartEngine Collectibles Fund I LLC
Offering Statement on Form 1-A
Filed January 20, 2021
File No. 024-11416

Dear Ms. Bagley and Mr. King,

We acknowledge receipt of the comments in the letter dated February 17, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of StartEngine Collectibles Fund I LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A Filed January 20, 2021

Summary, page 5

1.	Considering the complexity of your business model, including multiple managers and asset managers, please provide an organizational chart in an appropriate place in your filing.

In response to the Staff’s comment, the Company has provided an organizational chart on page 9.

Our Assets

Series Music, page 6

2.	We note your disclosure that "Series Music intends to acquire ownership and/or income and collection rights to sound recordings and musical compositions and the royalties derived from the exploitation of those sound recordings and musical compositions." We also note your disclosure on page 37 that you "will seek Music Assets with a royalty income-generating history, and our target is to acquire Music Assets generating on average uncorrelated income of between 5-15% internal rate of return over at least three consecutive years," and that Skimmer Music will only receive fees once the holders of your Series Music Shares have received their preferred returns. Please explain whether you believe that the collection rights to sound recordings, musical compositions, and royalties, and any other Music Assets, are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. In your response, please provide your analysis for each different type of asset that may be held by your series, including any relevant case law, no-action letters, or other authorities.

Pursuant to Section 3(a)(2) of the Investment Company Act, “investment securities,” in relevant part, includes all securities except government securities and securities issued by majority-owned series that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act for exception from the definition of an investment company.

The definition of a security under Section 2(a)(36) of the 1940 Act is similar to comparable definitions in the Securities Act of 1933 and the Securities Exchange Act of 1934. A “security” includes a long list of assets, including (a) a number of specific types of instruments commonly considered to be securities (stock, promissory notes, etc.), and (b) any “investment contract”. Music Royalties are intellectual property (“IP Assets”) or copyright assets similar in nature to patents and trademarks. The licensing of IP Assets essentially consists of a contract right to a percentage of revenues generated by royalties paid to the owner of the IP Assets, in this case, Music Assets. These IP Assets are not of a category of instruments specifically defined to be “securities” in Section 2(a)(36). Therefore, the Music Assets can be deemed to be “securities,” or “investment securities” for purposes of Section 3(a)(1)(C) of the Investment Company Act, only if they are deemed to be “investment contracts.” In SEC v. Howey, 328 U.S. 293 (1946), the Supreme Court established a four-pronged definition of an “investment contract” — an investment contract means a contract, transaction, or scheme whereby a person (A) invests money or value (B) in a common enterprise and (C) is led to expect profits (D) solely from the efforts of the promoter or a third party. Id. at 298-299.

We believe it is well settled that IP Assets, and as applicable here, Music Assets, are “assets” of the holder that are not “investment contracts,” so long as the IP Assets held are not sliced or fractionalized. Specifically, the Music Assets to be acquired fail the second “common enterprise” part of the Howey test. In Salcer v. Merrill Lynch, 682 F. 2d 459 (3rd Cir., 1982), the court held there was no common enterprise where there was no pooling of funds – i.e., no horizontal commonality. Since we anticipate that the series of the Company that will hold Music Assets will be holding primarily the entirety of such Music Assets (not slices or fractionalized parts), horizontal commonality is not present.

Further, we believe the Music Assets are not “investment contracts” because the holder has no expectation of profits “solely from the efforts of the promoter or a third party”(Howey at 298). In other words:

•	Does the purchaser reasonably expect to rely on the efforts of an active participant?
•	Are those efforts "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise," (SEC v. Glenn W. Turner Enter., Inc., 474 F.2d 476, 482 (9th Cir.), cert. denied, 414 U.S. 821, 94 S. Ct. 117, 38 L. Ed. 2d 53 (1973) as opposed to efforts that are more ministerial in nature?

We note for a particular Music Asset there are participants who perform ministerial functions (e.g, organizations that collect royalties – SoundExchange, etc.); however, there will not be an active participant(s)(e.g., investment manager) from whom Series Music or the Company will be relying on that will determine the failure or success of the enterprise. We note that Music Assets relate to things that have occurred in the past, including performances, creations, etc. This is similar to purchasing a piece of art or another object or thing immortalized at the time created. As such, we do not believe that a whole Music Asset can be deemed to be an investment contract. It is essentially a physical asset that is not a security, which is not intended to be “split” or altered in any way that would cause such Music Asset to become a common enterprise where the profits are dependent on the efforts of others.

Additionally, we believe all of the analyses laid out above are similarly applicable to the wine assets that Series Wine intends to acquire. Such wine assets are simple physical assets – not investment securities. As such, we believe that both the wine assets and Music Assets should not be considered “investment securities”. While the Company does not yet know all the types of assets that may be held by its series in the future, the Company does not intend to hold any material amount of assets through its series that may be considered investment securities.

3.	Please tell us whether you believe that either of your series may be considered an “investment company” under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters, or other authorities that you believe may be relevant.

The Company does not believe that either of its series will be considered an investment company as defined under the Investment Company Act of 1940 (the “1940 Act”). An entity generally will be a prima facie investment company for purposes of the 1940 Act if, absent an applicable exception, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the ICA 40% Test.

The Company notes that in its second response, the Music Assets and the Wine Assets are assets to be included in “total assets,” but neither Series Music nor Series Wine will hold material amounts, if any, of “investment securities.” Accordingly, the Company’s or each of the series’ “total assets” will substantially not be “investment securities” and, therefore, the Company or respective series will not be a prima facie investment company under the ICA 40% Test.

Series Music

Overview, page 6

4.	Please confirm that you will identify the assets underlying both Series Wine and Series Music prior to qualification. Once your underlying assets are identified, please update the relevant sections in your offering circular, including the Series Music and Series Wine underlying assets, the terms of the securities, the plan of distribution, the minimum amount and maximum number of series interests, and the use of proceeds, as applicable. Please note that your offering statement will not be qualified unless the underlying asset has been identified.

In response to the Staff’s comment, the Company has revised and restructured its offering, and the Company confirms that it will identify the underlying assets of both Series Wine and Series Music prior to qualification. The Company is still in the process of securing the rights to the assets, and the Company confirms that it will update the relevant sections in the offering circular prior to qualification.

Managers of Our Series, page 7

5.	We note your disclosure that the Asset Manager of Series Music will be Skimmer Music LLC, and the Asset Manager of Series Wine will be Vinovest, Inc. Please clarify whether these managers are unrelated third parties or your affiliates. Please refer to the definition of "affiliate" in Rule 405 under the Securities Act. Please also clarify how and at what point in time these asset managers are appointed. In this regard, we note your disclosure on page 12 that your operations to date have been limited to organizing your company, and identifying the Asset Managers and Administrative Manager, but you disclose on page 7 that "each series will appoint an asset manager."

The Company confirms that Skimmer Music and Vinovest, Inc. are unrelated third-parties of the Company. The Company has revised its disclosure on page 7 of the Offering Circular to clarify that each of Skimmer Music and Vinovest, Inc. were appointed as Asset Managers on January 5, 2021, as stated in the Series Designations for each of Series Wine and Series Music filed as Exhibits to the Offering Statement. The Company notes that the Series Designations will be amended and restated when the Company identifies the underlying assets.

Distribution Rights, page 9

6.	Please clarify whether investors have an absolute right to receive the Preferred Return for a particular period. In this regard, we note your disclosure suggests that for a given period, a Preferred Return might not be paid out at the end of the period and instead could accrue, which seems to suggest an absolute right. If there is no such right, please disclose that there is no assurance of receiving the Preferred Return or any other rate of return. In addition, please clarify the measuring period used to calculate the amount of the Preferred Return for each asset class. In this regard, we note on page 9 you disclose it could be annual for wine and quarterly for music, but on page 56 you it appears to indicate that it could be monthly for all classes. Finally, please disclose whether investors have any ability to audit, or otherwise receive an explanation regarding, decisions concerning their distribution rights.

In response to the Staff’s comment, the Company has amended its disclosure on page 9 of the Company’s Offering Circular to clarify that to the extent a Preferred Return is not paid, it will accrue and be paid if and when there are available funds in the Free Cash Flow. Further, the Company has revised its disclosure to clarify that the Preferred Return, which is based on an annual rate, will be paid quarterly for Series Music and for non-revenue generating assets (e.g. those held by Series Wine) upon the sale of assets, if at all. Finally, the Company has revised its disclosure to make clear that investors will not have the ability to audit, or otherwise receive an explanation regarding, decisions concerning their distribution rights on page and on page 56.

Risk Factors

"Investors in this offering may not be entitled to a jury trial . . .", page 21

7.	Please amend your disclosure to clarify whether the jury trial waiver provision in your operating agreement will apply to purchasers in secondary transactions. Please also amend your disclosure to state that your Subscription Agreement also contains a jury trial waiver provision.

In response to the Staff’s comment, the Company has amended its description of the operating agreement’s jury trial waiver to clarify that it also applies to purchasers in secondary transactions, and also to note that our subscription agreement also contains a jury trial waiver.

"Our operating agreement has a forum selection provision .. . .", page 21

8.	We note your disclosure that your intend for your forum selection provision contained in your operating agreement to apply to Securities Act and Exchange Act claims. Please amend your exhibit to state the same, or tell us how you will inform future investors of the provision's applicability to federal securities law claims. Please also amend your disclosure to state that there is an exclusive forum provision in your Subscription Agreement.

The Company has revised its disclosure on page 21 to clarify that the forum selection provision contained in the Company’s operating agreement applies to federal securities laws claims, and to clarify that there is a similar provision in the Company’s subscription agreement. The Company notes that Administrative Member its sole discretion can withhold consent to any transfer. The Company has revised the disclosure on page 60 to further describe the transfer process, specifically, that in order to become an economic member, a transferee will need to agree to adhere to the operating agreement.

Use of Proceeds to Issuer, page 27

9.	As this is a best efforts offering, please amend your disclosure to describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Consider presenting this information assuming sales of 25%, 50%, and 75% of your offering. See Instruction 3 to Item 6 of Form 1-A.

Once the underlying assets have been selected, the Company notes that the bands between the minimum and maximum amount will be relatively minimal.

Series Music

Industry Overview and Market Opportunity, page 39

10.	We note your disclosures that "in 2019, the global music industry grew by 8.2% to $20.2 billion; "[s]treaming revenues . . . grew by 22.9%, buoyed by a 24.1% increase in paid streaming;" "[s]ynchronization revenue . .. . saw growth of 5.8%; "[c]ompared to 2017, performance rights revenue . . . showed a comparable growth rate of 8.7%.;" and "physical revenue . . . grew by 3.2% in the U.S. (the world’s biggest music market) and 7.2% in Spain." Please amend your disclosure to clearly state that these statements about the music industry and potential growth rates in the music industry do not reflect the value of or potential returns on your shares, or shares in Series Music.

In response to the Staff’s comment, the Company has amended its disclosure under “Industry Overview and Market Opportunity” to clarify that these statements about the music industry and potential growth rates in the music industry do not reflect the value of or potential returns on shares of our Company or of Series Music.

Series Wine

Industry Overview and Market Opportunity, page 44

11.	We note your disclosures that "[t]he secondary market for fine wine currently sits at around $5 billion;" "the global wine market was valued at approximately $302.02 billion in 2017 and is expected to generate revenue of around $423.59 billion by the end of 2023;" and "[a] recent report published by Mordor Intelligence forecasts that the global wine market will grow at a CAGR (Compound Annual Growth Rate) of around 5.8% between 2019 and 2024." Please amend your filing to clearly disclose that these statements about the wine industry and potential growth rates in the wine industry do not reflect the value of or potential returns on your shares, or shares in Series Wine.

In response to the Staff’s comment, the Company has amended its disclosure under “Industry Overview and Market Opportunity” to clarify that these statements about the wine industry and potential growth rates in the wine industry do not reflect the value of or potential returns on shares of our Company or of Series Wine.

Directors, Executive Officers, and Significant Employees, page 48

12.	We note your disclosure that the Administrative Manager will facilitate the secondary market, including listing on a National Securities Exchange or OTC Market. This disclosure appears to be inconsistent with your disclosure elsewhere that you intend to list your securities on the ATS operated by StartEngine Secondary. Please revise for consistency or advise.

The Company has amended its disclosure on page 48.

Financial Statements October 14, 2020, Inception, page F-1

13.	Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports once you and each Series are capitalized on other than on a nominal basis. Also, address whether the audit reports provided will cover StartEngine Collectibles Fund I LLC in total and each Series.

The Company will include the audited consolidated financial statements of StartEngine Collectibles Fund I LLC, including each Series disaggregated in a manner similar to segment reporting. The audit report will cover StartEngine Collectibles Fund I LLC in total and each Series as a component thereof.

Thank you again for the opportunity to respond to your questions and comments on the Company’s Offering Circular. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Rufus Decker, Securities and Exchange Commission
Stephen Kim, Securities and Exchange Commission
Johanna Cronin, Manager of StartEngine Assets LLC